
CONTRACTOR PLUS
UNITE Your Team
IMPRESS Your Clients
GROW Your Business
Field Service Management Solution
Available on the App Store
Get it on Google play



Roshan Sethia · 3rd

Contractor+ helps Field Service Contractors 👷 Unite Their Team, Impress Their Clients 🤩 & Grow Their Business 🤑 | Seeking Seed Funding | CTO @ Contractor+

Mumbai, Maharashtra, India · Contact info

500+ connections

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Contractor Plus, Inc.

University of Mumbai

Providing services
Web Development, iOS Development, Android Development, Mobile Application Development, Web Desi... ›

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Skyrocket Your Business Using Contractor+ App!
Estimates • Invoices • Post Inspections • Leads
CONTRACTOR PLUS
Google play
App Store

SKY 🚀 YOUR HANDYMAN / FIELD SERVICE BUSINESS

contractorplus.app

Skyrocket your handyman contractor business with Contractor+. The #1 mobile solution for field servic...


Are you a handyman contractor?
Looking to grow your business?

SKYROCKET Your Business Using Contractor+ App!

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IMPRESS YOUR CLIENTS -- UNITE YOUR TEAM -- GROW YOUR BUSINESS! It's that simple. One app...

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Email some of your best work to careers@contractorplus.app

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Looking for a Full-Time Freelancer who specializes in UI/UX Designin...

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Experience

Co-Founder & CTO

Contractor Plus, Inc. · Full-time

Apr 2020 – Present · 1 yr 2 mos

Orlando, Florida, United States

Leading DevOps team of 6 members who are working hard to build Contractor+.

At Contractor+, we are building a solution for handyman/field service contractors & property managers which helps them work more efficiently, look more professional to their clients, win more jobs and generate more revenue.

As Contractor+ is a startup, I wear many hats including Technology, Operations, Ideation, Marketing & much more.



SKYROCKET Your Business Using...



SKY 🚀 YOUR HANDYMAN / FIELD...

Director
SpryOX · Full-time
Apr 2015 – Mar 2020 · 5 yrs
Mumbai Area, India

Leading an exceptional team of 30+ SpryOXians to bring exceptional quality Enterprise products, Mobile Apps (Android & iOS) and Web Applications (Websites, ECommerce, Web Application) for our global clientele. At SpryOX we have very high service standards and constantly increase our internal benchmarking. We have always been ahead of tim …see more

Co-Founder & CTO
Serpify
Aug 2015 – Dec 2017 · 2 yrs 5 mos
Orlando, Florida Area

Founder
Ganniti
Nov 2011 – Mar 2015 · 3 yrs 5 mos

Software Engineer
Geodesic
Jul 2010 – Oct 2011 · 1 yr 4 mos

Education

University of Mumbai
Bachelor of Engineering, Computers
2007 – 2009

Fr. Conceicao Rodrigues College of Engineering
Bachelor of Computer Engineering, Computers
2007 – 2009
Activities and Societies: Web Development, Mobile Application Development

Computer Engineering